1271 Avenue of the Americas | New York, New York 10020
Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	Leslie.Marlow@Blankrome.com

October 7, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Fullem

Re:	Twin Vee PowerCats Co.
Registration Statement on Form S-4
Filed September 9, 2022
File No. 333-267372

Dear Mr. Fullem:

On behalf of our client, Twin Vee PowerCats Co. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 29, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised version of the Registration Statement (“Revised Registration Statement No. 1”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 1 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-4 filed September 9, 2022

The Merger Transaction

Certain U.S. Federal Income Tax Consequences of the Merger, page 96

1.	Please provide a tax opinion covering the material federal tax consequences of the transaction to investors and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K and Items 4(a)(6) and 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19.

Response: A tax opinion prepared by Blank Rome LLP has been included as Exhibit 8.1 to the Revised Registration Statement No. 1 in response to the Staff’s comment.

United States Securities
and Exchange Commission
October 7, 2022

Security Ownership of Certain Beneficial Owners and Management...

Ownership of Twin Vee Co. Common Stock Following the Merger, page 151

2.	We note your disclosure on page 32 that following the merger Joseph Visconti will own 33.9% of the combined company. Please reconcile this with your disclosure on page 151. If true, please revise to prominently disclose that the combined company will be a controlled company, identify the controlling shareholders and the shareholders’ total voting power, and include appropriate risk factor disclosure.

Response: The Revised Registration Statement No. 1 discloses that Joseph Visconti will beneficially own 25.4% of the combined company following the merger. Following the closing of the merger, the combined company will not be a “controlled company” since no single person, entity or group will have or own more than 50% of its voting power.

* * *

If you have any questions or need additional information, please contact the Company’s counsel, Leslie Marlow at (212) 885-5358 or (516) 496-2223 or Patrick Egan at (212) 885-5346.

Sincerely,
/s/ Leslie Marlow
Leslie Marlow

cc:	Joseph Visconti
CEO, Twin Vee PowerCats Co.
Patrick Egan, Esq.
Blank Rome LLP